April 5, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	CVR Partners, LP Registration Statement on Form S-1 File No. 333-171270
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of CVR Partners, LP that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. on April 7, 2011, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that the following distribution has been made of the Preliminary Prospectus dated March 29, 2011, through April 5, 2011 at 12:00 p.m.:
•	2,588 to 7 prospective underwriters;

•	1,406 to 1,135 institutional investors;

•	238 to 15 dealers; and

•	2,475 to 2,369 others.
     The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. Incorporated

By:	/s/ Kathryn Bergsteinsson

Name: Kathryn Bergsteinsson
Title: Vice President

Barclays Capital Inc.

By:	/s/ Victoria Hale

Name: Victoria Hale
Title: Vice President

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.

(Goldman, Sachs & Co.)

On behalf of each of the Underwriters